# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Roman DBDR Acquisition Corp. II, CIK 0002032528
CUSIP: G7633M120
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 9858 CLINT MOORE ROAD, SUITE 205, BOCA RATON, Florida (FL), 33496
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001512020

## Reporting persons
- Kepos Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,591,100; sole dispositive power 0; shared dispositive power 1,591,100; aggregate amount beneficially owned 1,591,100 (8% of the class)
- Mark Carhart: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,591,100; sole dispositive power 0; shared dispositive power 1,591,100; aggregate amount beneficially owned 1,591,100 (8% of the class)

## Item 1. Issuer
Name of issuer: Roman DBDR Acquisition Corp. II
Address of issuer's principal executive offices: 9858 Clint Moore Rd, Ste 205, Boca Raton, FL 33496

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Kepos Capital LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to certain funds and accounts (the "Kepos Funds"), with respect to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") directly held by the Kepos Funds; and

(ii) Mr. Mark Carhart ("Mr. Carhart"), the managing member of Kepos Capital GP LLC, the general partner of the Investment Manager, with respect to the Class A Ordinary Shares directly held by the Kepos Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 11 Times Square, 35th Floor, New York, New York 10036.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Carhart is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 20,000,000 shares of Class A Ordinary Shares outstanding as reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 13, 2024, and in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2024, after giving effect to the completion of the initial public offering, as described therein.
Percent of class: 8.0
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Kepos Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein. Kepos Alpha Master Fund L.P., a Kepos Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Class A Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Kepos Capital LP: /s/ Simon Raykher, Simon Raykher, General Counsel (02/12/2025)
- Mark Carhart: /s/ Mark Carhart, Mark Carhart, Individually (02/12/2025)